

Mail Stop 3561

December 18, 2008

Mr. Mark D. Chen
Chief Executive Officer
Pantheon Arizona Acquisition Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

> **Re: Pantheon Arizona Acquisition Corp.**
> **Form S-4**
> **File No. 333-155579**
> **Filed November 21, 2008**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Section 13.4 of the Merger Agreement contemplates amending Pantheon Cayman's articles of association to increase its authorized share capital, and that this increase is necessary to consummate the proposed acquisition. Please revise the letter to shareholders, and where appropriate, to unbundled the increase in authorized shares as a separately identified proposal along with the four existing proposals, or advise.

2.   With respect to separate proposals, we note the reference to possible changes to Pantheon Cayman's articles of incorporation that would have anti-takeover effects. With a view to disclosure, advise us of the anticipated changes. We may have further comment.

3.   Please revise to update your document where appropriate to disclose the results of Pantheon China's Extension Amendment vote, including any depletion to its trust account balance resulting from shareholder conversions.

4.   Also, please revise where appropriate to disclose, if true, that if the business combination with CCBS is not consummated, Pantheon China will liquidate rather than seeking a different business combination, as discussed in Pantheon China's proxy filed December 4, 2008.

5.   With a view to clarification in the Calculation of Registration Fee Table, please advise us of the outstanding securities that will be exchanged for other securities, as compared to Pantheon's equity that will be issued to the target as part of the consideration.

6.   Please revise your proxy statement/prospectus to update for the stock purchase agreements and put and call option agreements. Please briefly disclose the background and negotiations for these agreements, including the party or parties who originally considered the agreements and negotiated their terms. Please identify the sellers in the stock purchase agreement and briefly describe the transactions, the party or parties who initiated communication, and the terms of the various purchases to the extent there were multiple prices or a price other than the market price at the time of the purchases. If the agreements are meant to provide a certain return on investment for certain parties, please identify such terms and parties.

Cover Page

7.   Please revise the introductory paragraphs to quantify the total value of the proposed consideration Pantheon will pay for CCBS, including the earn outs and stock option scheme.

8.   In this regard, we note the reference on page 150 to an implied market value of approximately $58 million as of August 2006. Please revise to disclose that the proposed transaction would value the CCBS at several times the value implied by a 2006 transaction.

9.   Please revise to eliminate extensive and detailed discussion of the target company's operations and regulatory environment. We note that it is repeated in the summary and business sections.

10.   Please provide the appropriate incorporation by reference language from Item 2(1) of Form S-4, or advise.

Notice of Special Meeting of Pantheon China Acquisition Corp. Stockholders

11.   In your description of the redomestication, you state that Pantheon Cayman will change its name to China Cord Blood Services Holdings Corporation following the conversion of

Pantheon Arizona to Pantheon Cayman. But on page three and elsewhere you state that the name change will occur "[u]pon consummation of the business combination" with CCBS. Please reconcile these statements where appropriate.

Summary, page 1

General

12.   In the Summary please include a brief statement comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the transaction.

13.   Also, please provide in the Summary a statement about whether or not your shareholders have dissenters' rights of appraisal, and include a cross-reference to the discussion of dissenters' rights in your prospectus.

The Acquisition and the Acquisition Agreement, page 3

The Parties, page 1

14.   Please revise to indicate whether Golden Meditech is CCBS's parent.

Business Combination with CCBS; Acquisition Consideration, page 3

15.   Please disclose here the number of shares Pantheon will issue if only 94% of the CCBS shareholders enter the merger agreement.

16.   Please disclose the ownership percentage that Pantheon's current shareholders will have in the combined company. Additionally, please clarify here the ownership percentage that Golden Meditech and the holders of CCBS's equity will have in the surviving company. For example, we note the statement on page three that Pantheon Cayman will own approximately 94% of CCBS, the statement on page 10 that the CCBS shareholders will own a majority of the voting interests of Pantheon, and the statement on page 36 that Golden Meditech will own 44.8% of Pantheon. Please clarify.

17.   In this regard, consider providing a diagram illustrating the corporate structure of the company before and after the business combination.

18.   We note the disclosure on page 79 that Pantheon may become a subsidiary of Golden Meditech, and that this may occur partially due to Golden Meditech's purchase of additional common shares of Pantheon. Please revise to briefly describe the transactions, agreements, or arrangements that are anticipated to cover the purchases and restructuring. In addition, please briefly describe the factors that will determine whether or not Pantheon may become a subsidiary. We may have further comment.

CCBS Summary Financial Information, page 8

19.   We note your disclosure on page 9 that the selling shareholders have conditionally waived their redemption rights with respect to CCBS's redeemable shares. Please disclose whether these agreements are oral or written. If they are written, please file them as exhibits to your Form S-4.

Comparative Per Share Information, page 12

20.   Please revise to present basic and diluted income (loss) per share for CCBS and Pantheon China and pro forma income (loss) for the combined entity for each of the three most recent fiscal years and subsequent interim periods. Refer to the instructions to paragraph (e) and (f) of Item 3 of Form S-4. Although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.

21.   It appears that your disclosure of income per share for CCBS for the three months ended June 30, 2008 of $.01 does not agree to F-65 of the June 30, 2008 financial statements which present a net loss per share of $(.02). Please reconcile.

22.   Please provide us with your calculations of historical book value per common share for Pantheon China as of December 31, 2007 and September 30, 2008. It is unclear how you determined these figures based on the amounts presented in your financial statements.

23.   Footnote five states that redeemable shares are not included in the calculation of historical book value per common share for CCBS as of March 31, 2008 and June 30, 2008. However, it appears that the redeemable shares are included in these calculations. Please revise your footnote or advise.

24.   Based on the pro forma financial statements presented per page 85 of your filing, it appears that pro forma book value per share assuming maximum approval is $1.66 (i.e. calculated as $101,870,267 / 61,345,104 shares) and pro forma book value per share assuming minimum approval is $1.58 (i.e. calculated as $95,016,843 / 60,195,679 shares). Please revise or advise.

Risk Factors, page 13

25.   Please revise your risk factors to eliminate unnecessarily detailed and lengthy disclosure of risks. For example, see the risk factors, some of which extend beyond several paragraphs and multiple pages, on pages 16, 23, 25, 30, 31, and 39.

26.   Also, please revise to reduce discussion of generic risks and consolidate risks discussing similar subject matter. For example, it appears that the risks on pages 24 and 32 cover the same issue.

27.   In the first risk factor on page 16, please identify the region where CCBS has expressed an interest in constructing a cord blood bank.

28.   In the first risk factor on page 17, please clarify if CCBS currently faces competition from unlicensed competitors in the regions where it holds licenses.

29.   In the last risk factor on page 19, please revise to explain in plain language and quantitative terms what the approximate progression of revenues would have been without the changes to contracts and related accounting.

30.   Please revise the first risk factor on page 34 to describe how the status as a Cayman company would affect the risk, if material.

31.   In the second risk factor on page 35, please quantify the approximate financial interest of the officers and directors that would be forfeited if the transaction is not approved.

32.   In the first risk factor on page 36, please disclose the percentage of outstanding shares of the combined company that Golden Meditech will own if Pantheon only acquires 94% of CCBS's shares.

33.   Please revise the second risk factor on page 40 to identify examples of the conditions that the company believes would not be deemed material.

The Business Combination Proposal, page 51

Background of Transaction, page 52

34.   We note your disclosure that potential targets must have a fair market value of at "least 80% of our net assets at the time of the business combination." Please revise, here and where appropriate, taking account of Pantheon China's statement on page 4 of its proxy filed December 4, 2008, that "the board of directors will make a determination of whether the 80% Test is satisfied without taking into consideration any conversions made in connection with the Extension Amendment."

Background of Discussion with CCBS, page 54

35.   Please disclose who initiated the discussion between Mr. Kam and Mr. Chen.

36.   We note your statement that "Mr. Kam explained the rationale from Golden Meditech's standpoint." Please disclose this rationale. In this regard, please disclose where appropriate the reasons that CCBS and Golden Meditech are engaging in the transaction with Pantheon. Refer to Form S-4 Item 4 paragraph (a)(2).

37.   When you discuss the different proposals made during the negotiations, please disclose them qualitatively and quantitatively. For example, please disclose the "basic term structure" Mr. Chen provided Golden Meditech on July 14, the "summary of basic terms"

Pantheon submitted on August 30, and the counteroffer from CCBS on September 2. Please revise.

38.   In this regard, it is unclear what the offers and negotiated terms were and how they evolved from the "initial offer" referenced in the first paragraph on page 54, "basic terms," "counteroffer," and "essential deal terms" referenced in the second paragraph on page 54, and "business and legal terms" in the second to last paragraph on page 54. Please revise accordingly.

Pantheon Board of Directors' Reasons for the Approval of the Acquisition, page 55

39.   We note your disclosure of favorable factors that the board considered regarding the proposed transaction. Please also disclose any negative factors that the board considered. We note as non-exclusive examples of potential negative considerations, the risk factors on pages 23, 29, and the first risk factor on page 35.

Other Factors, page 56

Comparable Companies Analysis, page 56

40.   Please revise the discussion of this and the DCF analysis to disclose the data underlying the results and to show how that information resulted in the multiples/values disclosed. It is unclear how you arrived at the $498.3 million and $515.9 million valuations. For example, disclose (i) the meaning and assumptions underlying "P/E, basic [2007 or 3/08A]" and similar columns on page 56, (ii) the reason for adding $30.3 million to the pre-merger valuation, (iii) the basis for choosing the 5% and 12% discounts in the DCF analysis, and (iv) CCBS's projected results that were used in the DCF analysis, including the projected revenues referenced in the bullet points on page 57.

41.   Please disclose whether the earnings information obtained from UBS and Credit Suisse is publicly available.

42.   With a view to disclosure, please advise us as to why you did not include any other cord blood banks in your Comparable Companies Analysis.

43.   We note your statement that your Analysis did not take into consideration "the premium that CCBS deserves for being a monopoly player" in the markets where it holds licenses. With a view to disclosure, please advise us of the premium you believe being a monopoly player provides.

Fairness Opinion, page 58

44.   We note the statement that you did not obtain a fairness opinion. With a view to disclosure, please advise us of any person or entity that assisted you with compiling the

market information, terminal cash flow figures, multiples, and other figures and assumptions used in the valuations.

Certain U.S. Federal Income Tax Consequences, page 59

45.   Please revise here and the disclosure beginning on page 165 to disclose the counsel or accountant that provided the tax opinion and file a copy pursuant to Item 601(b)(8). In this regard, we note the statement that the merger "should qualify" as a nontaxable reorganization under applicable U.S. federal income tax principles, the conversion "should qualify" as a nontaxable reorganization under applicable U.S. federal income tax principles, and the share exchange "should not" result in any gain or loss for U.S. federal income tax purposes. You should unequivocally state what the tax consequences will be, not what they should be. If doubt exists, you should explain the reasons for the doubt, the degree of uncertainty and the possible outcomes and provide appropriate risk factors.

The Acquisition Agreement, page 61

46.   Please remove the statement that this summary is qualified by reference to the complete text of the Acquisition Agreement. If any part of the description is materially incomplete or inaccurate, please revise accordingly.

The Redomestication Proposal, page 66

47.   Please further clarify your belief that potential target acquisitions may view being a shareholder in a Cayman Islands company more favorably than being a shareholder in a U.S. company.

Selected Financial Data of CCBS, page 83

48.   Please revise to provide selected financial data for the last five fiscal years for CCBS and its predecessors and revise the head note to this table to disclose the source of this data. Refer to paragraph (d) of Item 3 of Form S-4.

Unaudited Pro Forma Consolidated Financial Statements, page 85

Unaudited Pro Forma Condensed Balance Sheet, page 87

49.   Pursuant to paragraph 26 of Appendix A of SFAS 160, it appears that the non-controlling interest in the pro forma balance sheet of the combined entity should be presented as a separate component of equity rather than as a minority interest. Please revise.

Unaudited Pro Forma Condensed Statements of Operations

Fiscal Year Ended December 31, 2007, page 88

50.   It appears that the December 31, 2007 pro forma statement of operations was prepared based on the statement of operations for Pantheon China for the fiscal year ended December 31, 2007 and the statement of operations for CCBS for the fiscal year ended March 31, 2008. However, this does not appear to be consistent with your disclosure per page 85 which indicates that CCBS' operating results for the year ended December 31, 2007 were derived to prepare the pro forma statement of operations. Please revise.

51.   Pursuant to paragraph 38(a) of Appendix A of SFAS 160, it appears that the portion of net income attributable to the parent entity should be presented separately on the face of the pro forma statement of operations from the portion of net income attributable to the non-controlling interest. Please revise.

Unaudited Pro Forma Adjustments, page 90

52.   Please show us how you calculated the adjustment to weighted average shares related to the 100,000 outstanding CCBS stock options presented in entry (g).

Management's Discussion and Analysis and Results of Operations of CCBS, page 91

Three Months Ended June 30, 2008 Compared to June 30, 2007, page 105

53.   Please revise to discuss the effect of fixed costs compared to variable costs within the direct costs line item and explain the correlation between variable costs incurred and the related sources of revenue.

54.   Please revise your discussion of selling and marketing expenses to more fully quantify the causes of this variance from the prior period. Your revised disclosure should explain the increased sales and marketing efforts which contributed to the increase in your subscriber base as noted in your analysis of revenues.

Liquidity and Capital Resources, page 113

55.   Please revise to include an analysis of recent economic trends and the effect that you expect them to have on your operations and liquidity. Your revised disclosure should also discuss whether you expect your capital resource position to improve or deteriorate and any plans you have to address potential capital shortfalls.

Cash Flows Provided by Operating Activities, page 114

56.   We note that you have presented net income before impairment loss on available-for-sale equity securities which appears to be a non-GAAP measure. Please revise to remove

such measure and separately quantify net income and the impairment loss on available-for-sale equity securities or tell us why such presentation is appropriate.

57.   Please revise to quantify the increase in accounts receivable due from new subscribers and provide a context for an investor to understand the portion of the increase related to current and non-current receivables and the expected timing for realization of these amounts.

The Cord Blood Banking Industry, page 121

58.   Please disclose whether the information attributed to Frost & Sullivan is publicly available for no or nominal fee.

59.   In your discussion of global and Chinese penetration rates, please disclose the penetration rate for Guangdong.

Directors, Executive Officers, Executive Compensation and Corporate Governance, page 142

Directors and Executive Officers after the Business Combination, page 144

60.   With respect to CCBS, Pantheon, and each person who will serve as a director or executive officer after the business combination, please disclose the information required by Item 402 of Regulation S-K. Refer to Form S-4 Item 18(a)(7)(ii) and Interpretive Response 217.12 of the Compliance and Disclosure Interpretations for Regulation S-K, available July 3, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 146

61.   Please revise this section, as appropriate, to take into account the option agreements entered into by institutional investors as disclosed in Pantheon China's Form 8-K filed December 11, 2008.

62.   Please provide the names of the natural persons who have ultimate voting or dispositive control of shares attributable to the non-public institutions named as beneficial owners of your shares.

Certain Transactions, page 149

63.   Please disclose the out-of-pocket business expenses incurred to date by initial stockholders, officers, directors and special advisors and affiliates that will be reimbursed by Pantheon China.

Comparison of Pantheon and Pantheon Cayman Stockholder Rights, page 155

64.   Please clarify, where appropriate, what "Pantheon Cayman" refers to here and where appropriate. It is unclear whether you are discussing stockholder rights at the time

between the proposed redomestication and proposed business combination, or after the merger with CCBS.

Material U.S. Federal Income Tax Consequences, page 165

65.   Please revise the disclosure in this section to specifically indicate the opinion of counsel for each material tax consequence. See comment above regarding related disclosure on page 59.

Pantheon China Acquisition Corporation Financial Statements

General

66.   Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X and provide a current consent from each independent accountant with any amendments.

Year Ended December 31, 2007 and Period From April 10, 2006 (inception) – December 31, 2006

Report of Independent Registered Public Accounting Firm, F-2

67.   We note that the audit report filed with your December 31, 2007 Form 10-KSB includes a going concern modification. However, it does not appear that similar explanatory language is provided in the audit report filed with your Form S-4 even though the report dates are the same. Please advise your independent accountant to revise their report to include the going concern modification or tell us why this explanatory paragraph is no longer deemed necessary.

China Cord Blood Services Corporation Financial Statements

General

68.   Please note the financial statement updating requirements of Item 8.A of Form 20-F. Please provide updated interim financial statements for CCBS if your amended registration statement is filed after December 31, 2008.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

69.   Please revise the exhibit index to indicate the page number where each exhibit can be found.

70.   Please file as an exhibit a copy CCBS's strategic partnership agreement with CordLife, or
        advise.

<center>*   *   *</center>

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
        effective, it does not foreclose the Commission from taking any action with respect to the
        filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
        the filing effective, does not relieve the company from its full responsibility for the adequacy
        and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense
        in any proceeding initiated by the Commission or any person under the federal securities
        laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above
registration statement. We will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for further

review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Norwood P. Beveridge, Jr.
Fax: (212) 202-7829